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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9


                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                  ENDESA, S.A.
                            (Name of Subject Company)

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                                  ENDESA, S.A.
                      (Name of Person(s) Filing Statement)

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                 Ordinary shares, nominal value (euro)1.20 each

           American Depositary Shares, each representing the right to receive one ordinary share
                         (Title of Class of Securities)

                                   00029274F1
                      (CUSIP Number of Class of Securities)

                              Alvaro Perez de Lema
                    Authorized Representative of Endesa, S.A.
                           410 Park Avenue, Suite 410
                               New York, NY 10022
                                 (212) 750-7200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:
               Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
                             Sullivan & Cromwell LLP
                                125 Broad Street
                            New York, New York 10004
                                1 (212) 558-4000

  |X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     The following  press release was issued by Endesa,  S.A. (the  "Company" or
"Endesa") on September 22th, 2005. Endesa shareholders are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company  with the U.S.  Securities  and  Exchange  Commission  (the
"SEC"),     as    it     will     contain     important     information.     The
Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Madrid, Spain.

                                      * * *


          ENDESA ASKS THE EU COMMISSION TO ASSUME JURISDICTION IN THE
                CONCENTRATION OPERATION LAUNCHED BY GAS NATURAL

o More than one third of Endesa's turnover is generated in EU member countries outside Spain

New York, 22th September 2005.- Endesa (NYSE:ELE) has requested that the European Commission assume jurisdiction over the Endesa/Gas Natural concentration operation pursuant to article 5 of EU regulation governing concentrations between undertakings and the Commission Notice on Calculation of Turnover published in Official Journal 66 on March 2, 1988.

Endesa considers that the take-over bid launched by Gas Natural is a concentration between undertakings of community dimension. In accordance with accounting principles currently in force and the interpretation criteria established by the Commission, the financial information published by the Company for last year shows that Endesa's turnover gives the concentration a community dimension under current regulations governing concentrations. The parties involved, Endesa and Gas Natural, together have a global turnover of over Euro 5 billion and each generates turnover of over Euro 250 million within the European Union. Based on this criteria, the operation can be deemed to be of "community interest" and should fall under Community jurisdiction. Neither can the concentration be deemed an exception to the general rule, as no more than two-thirds of Endesa's turnover in the EU is generated in any member state. Endesa's turnover in Spain does not exceed 66.6% of its community turnover.